■ Sit Investment Associates, Inc. ■

International Investment Outlook & Strategy

July 10, 2009

Investment Outlook

Last quarter we reduced our global GDP forecast for 2009, as economic conditions deteriorated faster than anticipated. We believe our current -2.3 percent forecast is factoring in most of the negative news, barring an unexpected shock. Worse than anticipated consumer weakness, rising unemployment, further weakness in the housing market, and overall uncertainty could cause a downward revision to this forecast. We think the U.S. economy has bottomed and expect to see modest growth in the last half of 2009, resulting in contraction of -2.8 percent for the year. Given the poor economic statistics posted in the euro area for the first half of the second quarter, we revised down our 2009 GDP forecast for the region to -4.0 percent from -3.5 percent last quarter. While the industrial sector looks mixed and retail sales remain stagnant, consumer sentiment is rising. The UK looks to be further along in its recovery, and we expect a contraction of -3.5 percent in 2009. Japan, an export-dependent economy, is experiencing a more severe recession, so GDP is estimated at -5.5 percent this year. The economies in Asia ex-Japan are faring much better than the rest of the world, with growth estimated to be +5.5 percent this year. Based on several economic data points, it appears that China's economy bottomed in the first quarter and should grow in excess of +7.5 percent this year. India's economy is also poised for strong growth, estimated at +6.7 percent in 2009. In 2010, we anticipate significant improvement in most economies and thus estimate global GDP growth of around +1.1 percent. Our global economic forecasts are contained in Exhibit A. On June 24th, the OECD reported that the worst of the global slowdown might be over and they, too, predict a recovery in 2010, as shown in Exhibit B. Also, as Exhibit C illustrates, OECD Composite Leading Indicators for May support our global recovery scenario.

With the exception of the last two weeks of second quarter, most commodities (energy, precious metals, and agricultural products) continued to appreciate during the second quarter. Investors began to anticipate the reflation trade, which may have been partly responsible for this performance. The premise behind the reflation trade is that the combined global stimulus efforts are intended to reflate the value of assets; therefore, hard assets (commodities) and commodity-related stocks should appreciate in value. We believe that, despite the material liquidity being pumped into most economies, there will be negligible inflation in 2009. In 2010, we think inflation will reach more normalized levels. As the global economy recovers, central banks will need to adjust their monetary policies in order to control potential inflation. We are monitoring inflation data, as we think inflation could have a big impact in some regions. Exhibits A and D display our inflation outlook.

While central banks eased throughout 2008, they have been less active in 2009. The U.S. Federal Reserve's targeted Fed Funds rate has been 0 percent to 0.25 percent since late last year. The European Central Bank cut rates to 1.0 percent from 1.25 percent during the second quarter and indicated they do not intend to cut rates further anytime soon. As anticipated, the Bank of England cut rates 50 basis points in the second quarter to a new historic low of 0.5 percent. We do not foresee any more rate cuts in Europe for the remainder of 2009. As expected, Japan left rates

unchanged at 0.1 percent. Some other emerging market countries cut rates in the second quarter; however, we do not believe they will have a meaningful impact on their respective economies. We believe the mixed, but somewhat more positive global economic numbers, have reduced the need for central banks to further cut interest rates, unless unforeseen events occur.

While central banks have made significant efforts to stimulate their respective economies, nations have also been using various fiscal measures to aid economic recovery. These initiatives include: stimulus bills, spending, tax cuts, and purchases of various types of securities. With respect to fiscal stimulus, the U.S. has been the most aggressive developed nation, spending an estimated 5.6 percent of projected 2009 GDP, as shown in Exhibit E. Germany is spending 3.4 percent of GDP, while Japan and the UK are spending 2.2 percent and 1.8 percent, respectively. Japanese and European nations have been spending less to stimulate their economies, as they already spend more for social programs than the U.S. While the developed nations are spending less, some emerging countries are spending significantly more. Saudi Arabia is spending 16.0 percent of GDP and China is spending 12.1 percent. Even so, we are still concerned that the positive impact of government fiscal measures will run out of steam and not have lasting effects.

In the second quarter, currencies that are most exposed to commodities appreciated meaningfully, as investors anticipated the reflation trade. The South African rand gained the most relative to the U.S. dollar, a staggering +23.1 percent. Even though we saw significant appreciation in commodity-related currencies, most other currencies also saw solid appreciation. The British pound remained quite strong, up +14.9 percent. The euro reversed course and appreciated +5.6 percent for the second quarter, and is up nearly +1 percent for the first six months of 2009. The Japanese yen remained weak, advancing a meager +2.4 percent relative to the dollar. We expected investors to prefer the U.S. dollar, but, given inflationary concerns, it is clear investors are avoiding the U.S. dollar. Additionally, mixed signals from China appear to be weighing on investors as China appears to be moving further away from the U.S. dollar, at least rhetorically. However, we still believe our currency forecasts are reasonable. We anticipate a range of $1.25 to $1.45 for the euro, $1.40 to $1.60 for the pound, and ¥95 to ¥110 for the yen. Exhibits A and F detail our currency outlook and historical currency performance.

Global equity markets remain attractively valued, albeit, not at the extreme levels of last quarter. On a forward P/E basis, Europe ex-UK is the most attractive at 11.3x, relative to both its post-1990 average of 14.6x and the world average of 16.9x. On an EV/EBITDA basis, the UK and Asia ex-Japan are attractive, trading at 6.2x and 6.9x, respectively, versus their historical averages of 7.7x and 8.7x, respectively. Japan also remains attractive on an EV/EBITDA basis, trading at 6.9x, substantially below its historical average of 9.8x. Global free cash flow yields remain very strong. The European markets appear the most attractive with free cash flow yields of 100 percent in Europe ex-UK and 147 percent in the UK. Exhibit G displays global equity valuations.

INVESTMENT STRATEGY

Second quarter performance was a significant reversal from the first quarter. Global equity markets hit a low in early March and have rebounded significantly since. The second quarter saw most major equity markets rise in excess of +10 percent in local currency and over +20 percent in U.S. dollar terms. The rapid appreciation since early March was driven by anticipation of economic recovery and extremely cheap valuation levels that resulted from the belief equity markets were discounting a depression, not a recession. June monthly returns were much more subdued, as investors began to ponder whether global economies were in fact seeing "green shoots." Exhibit F outlines regional and country performance.

The equity markets rebounded strongly in the second quarter, as investors became less risk averse. Cyclical, financial, retail, and consumer-discretionary stocks performed quite well. Commodity-related stocks also performed well as investors were trying to anticipate the reflation trade. Even though we are not yet convinced global equity markets are on a full path to recovery, we are opportunistically increasing our exposure to the above-mentioned sectors. However, given our objective to maintain a well-balanced portfolio, we still have significant exposure to consumer staples, healthcare, technology, telecommunications, and other less economically-sensitive sectors. In general, we favor high quality, unit growth companies with pricing flexibility, sales growth, and margin expansion potential. Earnings expectations were ratcheted down dramatically in the first half of 2009 and now look to be at more reasonable levels. We remain sanguine about companies that are true growth stories, with strong free cash flow, healthy balance sheets, low debt levels, proactive management teams, and attractive valuations, as we believe stock price appreciation over the longer term will still be driven by fundamentals. Although we recognize that China and other emerging markets have experienced slowing growth, we still believe that emerging market exposure is desirable. Given our confidence in emerging markets and their economic stimulus plans, we favor infrastructure-related industries. Eventually, we believe the recovery of merger & acquisition activity will signal a return of confidence, which will favor companies with the strong balance sheets and be reflected in their valuations. Even though we are cautious at the moment, we believe the global equity market has begun to anticipate an economic recovery. As a result, and as mentioned previously, we are selectively increasing our cyclical exposure.

Given that equity markets appear to be pricing in an economic recovery. We continue to believe the U.S. and Asia ex-Japan will lead the global economy out of the current economic difficulty. The U.S. was the first to slow and has been proactive, from the perspective of both monetary and fiscal policy. Asia ex-Japan, specifically China and India, have also used aggressive monetary policy to stimulate domestic consumption and growth. Therefore, we are continuing to target an overweight position in Asia ex-Japan relative to the benchmark. We continue to maintain an underweight in Japan due to weak domestic consumption, structural issues, and better opportunities in other parts of the world. Within Japan, we have a balanced portfolio of export beneficiaries, consumption plays, and restructuring participants. In Europe, we are maintaining a large absolute weight; however, we are underweight the benchmark given our belief that more fiscal and monetary stimulus are needed and there are better opportunities in emerging markets.

KEY HIGHLIGHT TOPICS IN EUROPE

Signs of an Economic Recovery?

Last quarter, Europe was in the midst of a full-blown recession, but now we are beginning to see some signs of stabilization. Recent economic data are pointing to an improved economy, albeit, still on very fragile ground. Any shock to the global market may cause Europe to stay in a prolonged recession. Unemployment continues to rise, and retail sales are steadily declining; however, sentiment has been on the rise for the past four months. The UK also shows a mixed, but better relative picture. On the industrial front, auto sales were strong, German manufacturing orders increased slightly, although overall industrial orders declined. Inflation is no longer a near-term concern; rather deflation appears to be a greater risk.

- As was the case last quarter, unemployment continues to increase. Unemployment levels reached 9.5 percent in the euro area and 8.9 percent for the European Union (EU27) in May, up one full percentage point over the past three months, see Exhibit H. Given that unemployment is a lagging indicator, we wouldn't be surprised to see it rise further over the next six months.
- Retail sales are continuing their gradual decline, down -0.4 percent for the euro area and -0.5 percent for the EU27 during the month of May, see Exhibit H. We are highly skeptical that consumer spending will pick up, as the unemployment picture looks dim and there is still much uncertainty regarding a sustained economic rebound.
- The German ZEW and Ifo sentiment measures illustrate improved conditions in Europe. It seems that as the equity market recovered, so did confidence, see Exhibit H.
- The UK appears to be on slightly better, albeit still rocky, footing than mainland Europe, as it has been more proactive in combating the slowdown. As seen in Exhibit H, manufacturing is ticking up and housing prices have stopped falling; however, consumers are continuing to save and credit remains tight.
- As seen in Exhibit I, auto sales surged in 2009, thanks to a stimulus package aimed at retiring older vehicles.
- German manufacturing orders surged for the month of May, up +4.4 percent, well ahead of expectations, see Exhibit I. This rebound was driven by both exports and domestic demand. While this is positive, we are cautious that a stronger euro may dampen export growth.
- Euro area and EU27 industrial orders continued to decline, down -1.0 percent and -0.5 percent, respectively, for the month of April. On a year-over-year basis, orders were down -35.5 percent for the euro area and -35.0 percent for the EU27. However, it appears that the decline is lessening and should begin to stabilize, see Exhibit I.
- While the ECB has always been concerned about its "2 percent ceiling" for inflation, they now have an entirely different worry, deflation. Inflation is estimated at -0.1 percent for the euro area in June. Industrial producer prices continued to marginally weaken, while labor costs continued to rise. With the exception of the UK, we do not envision any inflation risk in the intermediate term; however, significant increases in commodity prices and a strong U.S. dollar may force a change in view.

A Move To the Conservative Right

The European Parliament elections indicated that conservatives are gaining ground against the socialists, see Exhibit J. While these elections are not necessarily a good predictor of the national elections that will occur in September, it does show that Europeans are becoming more skeptical of big government. The record unemployment, huge government spending, and souring economy may have pushed the electorate more to the right.

KEY HIGHLIGHT TOPICS IN ASIA

A Mixed Japanese Economy

Japan GDP contracted -4 percent in the first three months of 2009 for an annualized -15.2 percent drop. This is the worst performance since the current data format was adopted in 1955. Even so, the Japanese government upgraded its economic assessment on June 18th by dropping the word "deterioration" in their recent report, and the Bank of Japan also upgraded its assessment of the economy, the second upgrade in two months. Our hope is that the worst of the economic downturn may be over, as there are several economic indicators pointing to a potential recovery.

- Bankruptcies in Japan fell in May for the first time in a year, raising hopes that the government's $305 billion emergency loan guarantee program is helping to ease the effects of the global crisis. The number of company failures declined last month by 6.7 percent year-over-year to 1,203, the lowest level in a year.
- Industrial production in April rose +5.2 percent from the previous month, the fastest rise in more than half a century, see Exhibit K.
- Meanwhile, the drop in exports eased slightly in April, falling -40.6 percent year-over-year in April compared with a drop of -46.5 percent in March, see Exhibit K.
- Preliminary machine tool orders for the month of June increased 26 percent; however, on a year-over-year basis, they are still down -73 percent. Orders are being supported by exports, which increased 33 percent. Domestic orders also improved, but only by only 16 percent. Data have improved for the past three months, signaling stabilization, see Exhibit K.
- Growth in bank lending, which has risen amid a sharp contraction in capital markets activity, also slowed for the fifth straight month. This reflects a recovery in the corporate bond and commercial paper markets.

Governing LDP Weakening – Could Slow A Recovery

The Liberal Democratic Party (LDP) continues to lose momentum. As mentioned last quarter, Prime Minister Taro Aso's popularity is in the single-digit range as he has been unable to effectively respond to the economic crisis and materially lift Japan from the recession. The administration has been dealt several blows: 1) On June 12th, Japan's Interior Minister quit over a dispute regarding the postal system management; 2) In February, the Finance Minister resigned; and 3) Two parliamentary secretaries also said that they would resign in support of the Interior Minister. This further exposes the deep division within the ruling LDP in advance of a potentially pivotal general election set to occur on or before October 18th. As stated last quarter, the LDP could be eclipsed by the opposition Democratic Party (DPJ) as the biggest group in the Diet's lower house, thus giving the DPJ a majority. Various public opinion surveys support this view, see Exhibit K.

While some believe a DPJ victory could bring more rapid reforms and stimulus to the Japanese economy, we do not believe any action will be rapid enough in nature to quickly turn around the economy and fix its many structural issues.

China's Strong Economic Recovery

Thanks to aggressive government policies, strong domestic demand continues to offset weak exports. Bank lending is supportive and investment growth is accelerating. It appears the Chinese economy bottomed in first quarter at a growth rate of +6.1 percent year-over-year.

As seen in Exhibit L, one positive new development was in the real estate sector. Following the Spring Festival, there was a strong rebound in property transaction volume on lower housing prices and favorable government policies, such as lower mortgage rates, lower down payments, and lower transaction costs. As a result, inventories have declined, property capex growth picked-up in May, and property developers started to acquire land. This signals a recovery of housing starts in the coming months, which should provide new

support to the economic recovery as the effect of China's stimulus package wanes. Other economic highlights include:

- Urban Fixed Asset Investment (FAI) grew by +32.9 percent in the first five months of 2009, versus +30.5 percent in the same period last year, spurred by government-sponsored projects and a recovery in the real estate industry, see Exhibit L.
- Retail sales rose by +15.2 percent year-over-year in May, up from +14.8 percent in April, helped by stimulus measures.
- Exports declined a worse than expected -21.4 percent year-over-year in June, from the -26.4 percent drop in May, see Exhibit L. The decline in imports also widened to -13.2 percent year-over-year in June, from -25.2 percent in May, below forecasts. Domestic consumption may offset these staggering figures.
- China's June Manufacturing Purchasing Managers' Index increased to 53.2, up 0.1 percentage points from May, a fourth consecutive month reading above 50.
- Industrial production rebounded strongly by +8.9 percent year-over-year in May, the biggest gain since last October, helped by stronger than expected FAI and auto production.
- Power production turned positive in June at +3.6 percent year-over-year, after being down -2.7 percent in May and -3.5 percent in April, suggesting increased activity.
- As seen in Exhibit L, liquidity remains abundant. Through May, year-to-date new loans reached renminbi 5.84 trillion ($855 billion). New loan growth slowed in April and May, but is estimated to have skyrocketed in June at over renminbi 1.0 trillion ($146 billion).
- The Consumer Price Index (CPI) and Producer Price Index were deflationary in May, at -1.4 percent year-over-year and -7.2 percent, respectively, but the CPI turned positive on a month-over-month basis. Inflation concerns could emerge in 2010, given the surge of money supply and bank credit.

Another highlight is China and Taiwan continue to forge closer cross-strait relations. Taiwan opened its doors to mainland China's investment in 100 industries and projects, the first mainland investment on the island in 60 years. China is slashing remaining tariffs and other trade barriers by year-end. China and Taiwan are also setting up a cross-strait financial agreement. However, these measures will yield long-term benefits, as cooperation beyond direct links will proceed in a gradual manner. It is especially beneficial for Taiwan's economy, as exports constitute 65 percent of GDP.

Asia ex-Japan Economies Recovering

Asia ex-Japan economies are also showing signs of recovery, given domestic demand, monetary, and fiscal policies. Hong Kong's trade data is improving, with May exports down -14.5 percent year-over-year and imports down -19.2 percent, versus a negative peak for exports of -23.0 percent and imports of -27.1 percent in the first quarter. Yet, Hong Kong's May retail sales were disappointing. To reinvigorate the economy, the Hong Kong Monetary Authority announced a new fiscal stimulus package equivalent to about 1 percent of GDP.

The outlook for the Indian market is favorable, following the incumbent Congress-led United Progressive Alliance (UPA) strong victory of 262 seats in the General Elections. The UPA only needs 10 seats for a majority and thus can push a strong mandate of reforms covering social, economic, and political issues. Like all Asia ex-Japan economies, India's trade remains weak, with April exports down -33.2 percent year-over-year and imports declining -36.6 percent.

Australia's economy is being helped by China's economic recovery and easing monetary and fiscal policies. The demand for inflation-hedged commodities is providing a boost to the economy. Stimulus measures helped retail sales increase +1.0 percent for the month of May and led to April system credit growth of +0.1 percent, led by housing.

Exhibit A

Global Economic Assumptions
Slower Growth – Inflation Concerns Subside

	GDP GROWTH				INFLATION			
	2008A	2009E	2010E	2008-2012 (5 Yr CAGR)	2008A	2009E	2010E	2008-2012 (5 Yr AVG)
Global Economy	**0.9%**	**(2.3)%**	**1.1%**	**0.8%**	**3.6%**	**0.3%**	**1.6%**	**1.4%**
United States	1.1	(2.8)	1.5	1.0	3.8	(0.4)	2.6	1.3
Euro Area	0.7	(4.0)	1.0	0.1	3.3	0.5	1.0	1.5
United Kingdom	0.7	(3.5)	1.0	0.3	3.6	1.5	2.0	1.9
Japan	(0.7)	(5.5)	0.5	(1.3)	1.5	(1.3)	0.0	0.0
Asia Ex Japan	6.7	5.0	6.5	6.3	6.5	1.0	2.5	3.0

10-Year Bond Yields

	2007	2008	2009		
	12/31A	12/31A	3/31A	6/30A	12/31E
United States	4.0%	2.2%	2.7%	3.5%	3.8%
Euro (Germany)	4.3	2.9	3.0	3.4	3.5
Japan	1.5	1.2	1.3	1.4	1.5
United Kingdom	4.5	3.0	3.2	3.7	4.0

Exchange Rates

	2007	2008	2009		
	12/31A	12/31A	3/31A	6/30A	12/31E
Euro ($/€)	1.46	1.40	1.33	1.40	1.35
Japan (¥/$)	112	91	99	96	105
UK ($/£)	1.98	1.46	1.43	1.65	1.50

Source: Bloomberg, Morgan Stanley, Bank of America Merrill Lynch, and Sit Investment Associates, Inc., July 6, 2009

Exhibit B

2010 Economic Recovery



Bottoming Out?
A new OECD report says the worst of the global slowdown may be over. Year-over-year change in GDP:
Projected
2009
2010
2.8%
-8.0%
Mexico
0.7
-6.8
Japan
3.7
-6.8
Russia
0
-4.8
Euro zone
0
-4.3
U.K.
0.9
-2.8
U.S.
4.0
-0.8
Brazil
5.9
7.2
India
7.7
9.3
China
Source: OECD

Source: The Wall Street Journal, June 25, 2009

Exhibit C

OECD Composite Leading Indicators Point to a Recovery

The United States



110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Euro Area



110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

The United Kingdom



110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Japan



110
105
100
95
90
85
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Source: OECD Composite Leading Indicators, July 10, 2009

Exhibit D

Deflationary Concerns

The United Kingdom



U.K. CPI Y/Y %
May: 2.2%
8
6
4
2
0
1992
1995
1998
2001
2004
2007

Euro Area



EUROZONE CPI Y/Y %
May: 0.0%
5
4
3
2
1
0
1992
1995
1998
2001
2004
2007

Japan



JAPAN CPI Y/Y %
May: -1.1%
20
15
10
5
0
-5
1975
1980
1985
1990
1995
2000
2005

China



CHINA CPI Y/Y %
May: -1.5%
30
25
20
15
10
5
0
-5
1992
1995
1998
2001
2004
2007

Source: ISI Group, July 7, 2009

Exhibit E

Fiscal Stimulus as a Percentage of 2009 GDP


Saudi Arabia 16.0
China 12.1
Malaysia 8.6
Mexico 6.5
United States 5.6
New Zealand 5.5
Hungary 5.2
Phillipines 4.4
Argentina 4.3
Australia 3.5
Germany 3.4
Thailand 3.1
Chile 2.9
Canada 2.5
Japan 2.2
United Kingdom 1.8
South Africa 1.5
Indonesia 1.3
0 2 4 6 8 10 12 14 16 18
SOURCES: International Institute of Labour Studies(IILS), based on national sources; International Monetary Fund.

Source: ISI Group, June 25, 2009

Exhibit F

International Market Performance

ASIA PACIFIC REGION	2nd Quarter 2009 Market % Chg US$	2nd Quarter 2009 Market % Chg Local	2nd Quarter 2009 Currency % Chg	Year-to-date 6/30/09 Market % Chg US$	Year-to-date 6/30/09 Market % Chg Local	Year-to-date 6/30/09 Currency % Chg
Australia (ASX)	30.0	11.8	16.4	25.1	7.9	16.0
Hong Kong (HSI)	35.4	35.4	(0.0)	27.7	27.7	0.0
Japan (NIK 225)	25.7	22.8	2.4	5.6	12.4	(6.0)
New Zealand (NZX 50)	23.1	8.4	13.5	16.4	5.0	10.8
Singapore (STI)	44.2	37.2	5.0	31.8	32.4	(0.5)
China (SHGH A)	24.8	24.7	0.0	62.3	62.5	(0.1)
India (BSE 100)	62.2	53.2	5.9	54.4	51.8	1.7
Indonesia (JSX)	60.0	41.3	13.2	59.7	49.5	6.8
Korea (KOSPI)	25.1	15.2	8.6	22.2	23.6	(1.1)
Malaysia (KLSE)	27.8	23.2	3.7	20.7	22.6	(1.6)
Philippines (PSE)	23.3	22.7	0.4	28.6	30.2	(1.2)
Taiwan (TAIEX)	27.6	23.4	3.4	40.1	40.1	0.0
Thailand (SET)	44.1	38.5	4.1	35.6	32.8	2.1

LATIN AMERICA	2nd Quarter 2009 Market % Chg US$	2nd Quarter 2009 Market % Chg Local	2nd Quarter 2009 Currency % Chg	Year-to-date 6/30/09 Market % Chg US$	Year-to-date 6/30/09 Market % Chg Local	Year-to-date 6/30/09 Currency % Chg
Argentina (MERVAL)	38.0	41.0	(2.1)	33.8	47.1	(9.0)
Brazil (IBOV)	47.7	25.8	17.5	63.1	37.1	19.0
Chile (IPSA)	36.6	24.6	9.6	56.6	30.5	20.0
Mexico (IPC)	33.0	24.2	7.1	14.5	8.9	5.1
Peru (BVL)	47.4	40.6	4.8	93.0	85.3	4.2

AFRICA/MIDDLE EAST	2nd Quarter 2009 Market % Chg US$	2nd Quarter 2009 Market % Chg Local	2nd Quarter 2009 Currency % Chg	Year-to-date 6/30/09 Market % Chg US$	Year-to-date 6/30/09 Market % Chg Local	Year-to-date 6/30/09 Currency % Chg
Israel (TA-100)	27.3	18.3	7.6	37.1	42.3	(3.7)
Morocco (MADEX)	16.7	11.7	4.4	5.7	5.1	0.5
Pakistan (KSE 100)	3.2	4.4	(1.1)	18.6	22.1	(2.8)
South Africa (FTSE-JSE)	33.3	8.3	23.1	22.7	2.5	19.7

EUROPE	2nd Quarter 2009 Market % Chg US$	2nd Quarter 2009 Market % Chg Local	2nd Quarter 2009 Currency % Chg	Year-to-date 6/30/09 Market % Chg US$	Year-to-date 6/30/09 Market % Chg Local	Year-to-date 6/30/09 Currency % Chg
Austria (ATX)	30.7	23.7	5.6	21.0	19.9	0.9
Belgium (BEL 20)	22.7	16.1	5.6	7.4	6.4	0.9
Finland (OMXH)	28.8	21.9	5.6	4.7	3.8	0.9
France (CAC 40)	18.2	11.9	5.6	(1.5)	(2.4)	0.9
Germany (DAX)	24.4	17.7	5.6	0.9	(0.0)	0.9
Greece (ATHEX)	38.6	31.2	5.6	24.8	23.7	0.9
Ireland (ISEQ)	30.3	23.3	5.6	16.5	15.5	0.9
Italy (S&P/MIB)	26.9	20.1	5.6	(1.2)	(2.0)	0.9
Netherlands (AEX)	24.0	17.4	5.6	4.5	3.6	0.9
Portugal (PSI)	21.7	15.2	5.6	13.2	12.1	0.9
Spain (IBEX 35)	32.3	25.2	5.6	7.4	6.4	0.9
Denmark (OMXC 20)	34.5	27.3	5.7	18.4	17.4	0.9
Norway (OSE)	31.0	24.9	4.9	39.0	27.8	8.8
Sweden (OMXS A-S)	30.5	22.3	6.7	22.3	19.8	2.1
Switzerland (SMI)	14.7	9.7	4.6	(4.4)	(2.4)	(2.1)
United Kingdom (FTSE)	24.3	8.2	14.9	9.8	(4.2)	14.5
Czech Rep (PX)	33.6	19.8	11.5	9.0	4.7	4.1
Poland (WIG)	40.0	26.6	10.6	4.0	11.7	(6.9)
Turkey (ISE100)	56.2	43.4	8.9	38.2	37.5	0.5
Russia (RTS)	43.1	43.1	8.8	56.2	56.2	(2.0)

NORTH AMERICA	2nd Quarter 2009 Market % Chg US$	2nd Quarter 2009 Market % Chg Local	2nd Quarter 2009 Currency % Chg	Year-to-date 6/30/09 Market % Chg US$	Year-to-date 6/30/09 Market % Chg Local	Year-to-date 6/30/09 Currency % Chg
Dow Jones Industrial Avg	11.0	11.0		(3.8)	(3.8)	
S&P 500	15.2	15.2		1.8	1.8	
NASDAQ	20.0	20.0		16.4	16.4	
Canada (TSE)	28.9	19.0	8.3	22.7	15.4	6.3

Source: FactSet Research Systems, July 1, 2009

Exhibit G

Global Equity Valuations

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	13.8	11.3	11.6	31.1	15.3	13.8
Post 1990 Average	16.5	14.6	12.9	34.3	14.0	16.9
Discount/Premium	*-16.4%*	*-22.6%*	*-10.1%*	*-9.3%*	*9.3%*	*-18.3%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	7.0	5.7	6.2	6.9	6.9	6.6
Post 1990 Average	9.8	6.9	7.7	9.8	8.7	8.8
Discount/Premium	*-28.6%*	*-17.4%*	*-19.5%*	*-29.6%*	*-20.7%*	*-25.0%*

Free Cash Flow Yield

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	6.9	6.4	8.4	0.6	4.2	5.9
Post 1990 Average	3.7	3.2	3.4	0.0	3.5	2.8
Discount/Premium	*86.5%*	*100.0%*	*147.1%*	*NM*	*20.0%*	*110.7%*

Source: Nomura International plc, Europe, July 3, 2009

Exhibit H

A Mixed European Economy

Record Unemployment



Euro area and EU27 unemployment rates
EU27, seasonally adjusted series
Euro area, seasonally adjusted series
10
9
%
8
7
6
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Source: Eurostat, July 2, 2009

Retail Sales Continue to Decline



Deflated turnover for total retail trade
2005=100

Source: Eurostat, July 3, 2009

Confidence Approaching Record Levels



Correlation 75%
ZEW Business Expectations, LH
Ifo Business Expectations, RH
100
80
60
40
20
0
-20
-40
-60
-80
-100
110
105
100
95
90
85
80
75
1992
1994
1996
1998
2000
2002
2004
2006
2008

Source: Morgan Stanley, July 7, 2009

Is the U.K. Economy Recovering?



Mixed Signals | The U.K. economy's road to recovery could be bumpy
Manufacturing had two up months...
Change from the prior month in manufacturing output
And falling home prices have put on the brakes...
Halifax house-price index, monthly change
But credit remains tight...
Net lending to nonfinancial companies and households, change from a year earlier
And wary consumers are socking away cash.
Savings as a percentage of income
2007
'08
'09
Sources: Thomson Reuters (manufacturing output, house prices); Bank of England (net lending); U.K. Office for National Statistics (savings ratio); photo: Getty Images

Source: The Wall Street Journal, June 27, 2009

Exhibit I

A Conflicting European Industrial Picture

European Government Incentives Spurred Car Sales



New passenger car registrations in Western Europe
Year-over-year change
+ 5%
–10
–15
–20
–25
2007
2008
'09
Sources: Association Auxiliaire de l'Automobile (historical data); European Automobile Manufacturers Association (prelim. May 2009 figure)

Source: The New York Times, June 17, 2009

German Manufacturing Order Recovery (volumes, SA)



2005 = 100
140
130
120
110
100
90
80
70
60
50
97
99
01
03
05
07
09
Domestic
Total
Foreign

Source: Morgan Stanley, July 7, 2009

European Industrial Orders Continue to Decline



Euro area and EU27 Industrial new orders,

Source: Eurostat, June 25, 2009

Exhibit J

Europe is Moving to the Right


How they voted: continental shift
The new European parliament
Number of seats
Alliance of Liberal Democrats for Europe (Liberal-centrist)
European Green party (Environmentalist-regionalist): 52
Party of European Socialists (Centre-left)
European United Left-Nordic Green Left (Leftwing)
Union for Europe of the Nations (Nationalist/conservative): 35
European People's party-European Democrats (Centre-right)
Independence-Democracy: 19 (Eurosceptic)
Non-attached members
263
80
161
33
93
Total 736
European election turnout
1979 63%
1984 61%
1989 58.5%
1994 56.8%
1999 49.8%
2004 45.7%
2009 42.9%
Dominant political grouping by country
Socialists
European People's party
Liberals
Union for Europe of the Nations
Non-attached/non-aligned members
Key to numbers
–% 2009 turnout
FINLAND 40.3%
SWEDEN 43.8%
Pirate party, which campaigned on reformation of copyright and patent law, wins a seat
ESTONIA 43.2%
LATVIA 52.6%
Alfreds Rubiks, Latvia's last communist leader, is elected
LITHUANIA 20.9%
POLAND 24.5%
Ruling centre-right Civic Platform stakes powerful position within EPP with clear victory
HUNGARY 36.3%
Far-right Jobbik party wins three seats as ruling Socialists suffer crushing defeat
SLOVAKIA 19.6%
ROMANIA 27.4%
BULGARIA 37.5%
CYPRUS 59.4%
GREECE 52.6%
MALTA 78.8%
CZECH REP. 28.2%
AUSTRIA 42.4%
SLOVENIA 28.3%
ITALY 66.5%
Silvio Berlusconi secures victory with 35 per cent of vote as far-right Northern League claims eight seats
GERMANY 43.3%
Boost for Angela Merkel before September general election as CDU trounces centre-left
DENMARK 59.5%
NETHERLANDS 36.5%
Anti-Islamic Party for Freedom, led by Geert Wilders, comes second and claims four seats
BELGIUM 90.4%
LUXEMBOURG 91.0%
FRANCE 40.5%
Nicolas Sarkozy's centre-right UMP avoids voter wrath as socialists are humiliated
SPAIN 44.3%
PORTUGAL 37.0%
UK 34.3%
Labour suffers worst postwar election result as far-right BNP wins two seats
IRELAND 57.6%
Libertas, the anti-Lisbon treaty party led by Declan Ganley, fails to win a seat

Source: The Financial Times, June 9, 2009

Exhibit K

The Japanese Economy Appears to have Bottomed

Industrial Production Recovery


Cautiously optimistic
Japanese industrial production
Index (2005=100)
110
100
90
80
70
2007
2008
09
Source: Thomson Reuters Datastream

Source: The Financial Times, June 30, 2009

Exports Are Rebounding


JAPAN REAL NET EXPORTS
3 Mo.Avg.
May: -5.3
300
200
100
0
-100
-200
-300
86
88
90
92
94
96
98
00
02
04
06
08

Source: ISI Group, July 2009

Machinery Tool Orders Stabilizing


(mnY)
Domestic
Exports
100,000
80,000
60,000
40,000
20,000
0
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
Source: JMTBA

Source: Mizuho Securities Equity Research, July 6, 2009

DPJ Gaining Public Support


60
55
50
45
40
35
30
25
20
15
05.06
06.06
07.06
08.05
09.05
LDP
DPJ
Source: Mizuho Securities Equity Research, based on Nihon Keizai Shimbun data

Source: Mizuho Securities Equity Research, July 6, 2009

Exhibit L

China's Economy Appears to be on a Recovery Path

Real Estate Investment Recovering



Growth of Real Estate Investment, ytd, y/y
35%
30%
25%
20%
15%
10%
5%
0%
2005
2006
2007
2008
2009

Source: ISI Group, June 11, 2009

Fixed Asset Investment Rising



Nominal urban fixed asset investment (% yoy)
40
35
30
25
20
15
10
May-05
Aug-05
Nov-05
Feb-06
May-06
Aug-06
Nov-06
Feb-07
May-07
Aug-07
Nov-07
Feb-08
May-08
Aug-08
Nov-08
Feb-09
May-09
Source: NBS, Credit Suisse

Source: Credit Suisse, June 11, 2009

An Export Recovery?



China Export Growth
% yoy
60
40
20
0
-20
-40
-60
% yoy
% qoq sa ann
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Source: Customs Administration, CEIC, GS Global ECS Research.

Source: Goldman Sachs, July 10, 2009

Six Months of Unprecedented Credit Loosening



Rmb bn
Newly Increased CNY Loans
2000
1800
1600
1400
1200
1000
800
600
400
200
0
May-99
May-01
May-03
May-05
May-07
May-09
Source: CEIC, PBOC, GS Global ECS Research.

Source: Goldman Sachs Global Research, June 12, 2009